UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 001-34486
Aviva plc

(Exact name of registrant as specified in its charter)
St Helen’s, 1 Undershaft
London, EC3P 3DQ
United Kingdom
Telephone number: +44 207 283 2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
American Depositary Shares (as evidenced by American Depositary Receipts) each representing two ordinary shares
Ordinary shares of par value £0.25 each

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:
Rule 12h-6(a) X	Rule 12h-6(d)
(for equity securities)	(for successor registrants)
Rule 12h-6(c)	Rule 12h-6(i)
(for debt securities)	(for prior Form 15 filers)

Item 1. Exchange Act Reporting History
A.
Aviva plc (the “Company”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) as a result of being certified to be listed on the New York Stock Exchange (the “NYSE”) on October 6, 2009, and filing a registration statement on Form 20-F (Commission File No. 333-153999) on October 7, 2009 with the Securities and Exchange Commission (the “Commission”). The Company’s American Depositary Shares (“ADSs”) were registered on Form F-6 (Commission File No. 333-162499) declared effective by the Commission on October 16, 2009.
B.
The Company has filed or submitted all reports required under section 13(a) and 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form and has filed at least one annual report under section 13(a).
Item 2. Recent United States Market Activity
The Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 on 22 November 2011 ($400,000,000 8.25% Capital Securities due 2041 (the “Capital Securities”)). The Capital Securities were sold under the Company’s automatic shelf registration statement on Form F-3 (Commission File No. 333-178006) filed with the Commission on November 16, 2011. The Capital Securities were redeemed in full on December 1, 2016.
Item 3. Foreign Listing and Primary Trading Market
A.
The Company maintains a listing of its ordinary shares on the London Stock Exchange (the “LSE”) in the United Kingdom, which constitutes the primary trading market for the ordinary shares. The ADSs are not listed on any exchange outside the United States.
B.
The Company’s ordinary shares have been listed for trading on the LSE since June 4, 1990. The Company has maintained a listing of its ordinary shares for at least the 12 months preceding the filing of this form.
C.
The percentage of trading in the Company’s ordinary shares that occurred in the United Kingdom as of the 12-month period ending December 7, 2016 is 97.7%.
Item 4. Comparative Trading Volume Data
A.
The first date of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is December 4, 2015 and the last date of such period is December 3, 2016.
B.
The average daily trading volume of the ordinary shares and ADSs (expressed in terms of the underlying ordinary shares) in the United States and worldwide for the period described in Item 4.A was 190,000 ordinary shares and 8,431,000 ordinary shares, respectively.
C.
For the same 12-month period, the average daily trading volume of the Company’s ordinary shares in the United States represented approximately 2.3% as a percentage of the average daily trading volume for that class of securities on a worldwide basis.
D.
The Company’s ADSs will be delisted from the New York Stock Exchange following the close of trading on December 22, 2016.
E.
The Company has not terminated a sponsored American depositary receipt facility regarding the ordinary shares.
F.
The source of the trading volume information used for determining whether the Company meets the requirements of Rule 12h-6 is Bloomberg, both for its ordinary shares traded on the LSE and for its ADSs and ordinary shares traded in the United States.
Item 5. Alternative Record Holder Information
Not applicable.
Item 6. Debt Securities
Not applicable.
Item 7. Notice Requirement
A.
The Company issued an announcement on December 1, 2016 disclosing its intent to deregister and terminate its duty to file reports under section 13(a) and 15(d) of the Exchange Act.
B.
The announcement was disseminated by the LSE’s regulatory news services typically used by the Company to publish its regulatory and financial communications and was also distributed to the NYSE. In addition, the announcement was posted on the Company’s website and submitted to the Commission on Form 6-K on December 1, 2016.
Item 8. Prior Form 15 Filers
Not applicable.
PART II
Item 9. Rule 12g3-2(b) Exemption
The Company will publish the information required by Rule 12g3-2(b)(1)(iii) on the “investor relations” pages of its web site www.aviva.com.
PART III
Item 10. Exhibits
None.
Item 11. Undertakings
The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:
(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);
(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or
(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.
Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, Aviva plc has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Aviva plc certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.
Date: December 22, 2016

AVIVA PLC

By:_/s/ Kirstine Cooper______________________
Name: Kirstine Cooper
Title: Group General Counsel & Company Secretary